

March 14, 2013

D. Craig Kesler
Chief Financial Officer
Eagle Materials Inc.
3811 Turtle Creek Boulevard
Suite 1100
Dallas, Texas 75219

> **Re: Eagle Materials Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2012**
> **Filed May 25, 2012**
> **Form 8-K Filed January 23, 2013**
> **Response dated March 8, 2013**
> **File No. 1-12984**

Dear Mr. Kesler:

        We have reviewed your response letter dated March 8, 2013, and have the following additional comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing the information you provide in response to this comment, we may have additional comments.

Form 8-K Filed January 23, 2013

1. We note your response to our letter dated February 25, 2013. Please provide us with a description of the functional nature of the costs included in the Lafarge Target Business' historical financial statements that you are removing in the pro forma financial statements, as discussed in note k. Your discussion should include the nature of the costs that you are eliminating from cost of goods sold in addition to corporate general and administrative expenses. Please also provide us with a detailed explanation as to why it is reasonable and factually supportable to eliminate these costs from the audited historical financial statements. Indirect costs for items such as rent, travel, utilities, supplies, legal fees, accounting fees, selling expenses, etc. will presumably continue post-merger, and these costs appear to have been improperly removed from your presentation. You can communicate your assessment of expected changes in these costs to investors through discussion and analysis in the footnotes

to the pro forma financial statements or through the presentation of projections prepared in accordance with Item 10(b) of Regulation S-K.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief